ANIMAS RESOURCES LTD. TSX-V: ANI #410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392

June 3, 2009                                                                 NR 09-11

Animas Resources increases financing to $2 million.

Vancouver B.C. - Animas Resources Ltd. (“Animas” or the “Company”) has increased the non-brokered private placement announced on May 15, 2009 by $500,000 to $2 million due to additional demand for the Units and the financing is fully subscribed. The private placement will now consist of a total of 5,715,000 Units at $0.35 per Unit for gross proceeds of $2,000,250. These additional funds will allow the Company to expand the upcoming drill program at the Santa Gertrudis gold project and the many targets currently being identified by the geological team in this large district.

Each Unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share during the first 12 months from closing and $0.75 per common share during the final 12 months. Animas has agreed to pay a finders fee of 7.5% or $11,550 to one party on $154,000 of the placement. The remainder of the offering was arranged by the Company and no finders fees will be paid on it. The financing will be subject to customary regulatory approval and all securities issued will be subject to a four-month hold period.

Gregory E. McKelvey, President & CEO of Animas commented “a large portion of the financing went to a well connected Mexican businessman who is committed to the long-term development of the Santa Teresa Mining District. The remaining portion of the financing was subscribed by a small group of industry professionals that have supported, and continue to support, the Company's developments”.

Animas expects to announce the details of the 2009 drilling program shortly. The geological database is being updated and the targets are being ranked to prioritize them for this program.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected